UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-36430

Tuniu Corporation

6, 8-12th Floor, Building 6-A, Juhuiyuan

No. 108 Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210023

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒      Form 40-F      ☐

Changes in Board Composition

Mr. Jie Chen has resigned from his position as a member of the board of directors (the “Board”) and a member of the compensation committee of the Board (the “Compensation Committee”) of Tuniu Corporation (the “Company”) and Mr. Rui Zhang has been appointed as a member of the Board and a member of the Compensation Committee, both effective February 29, 2024. Following the change, the Board is comprised of eight members, with a majority of the members being independent directors.

Mr. Rui Zhang joined JD.com in 2023 and is currently in charge of the life and travel business unit of JD.com. Mr. Zhang has over 25 years of experience in the tourism industry. Prior to joining JD.com, Mr. Zhang held various key positions at major internet or tourism companies, including head of virtual business at PDD Holdings Inc. (NASDAQ: PDD), general manager of overseas business department at Meituan (HKEX: 3690), vice general manager of leisure travel department of Ali Trip at Alibaba Group Holding Ltd (NASDAQ: BABA, HKEX: 9988), and vice general manager of outbound travel department at China Tourism Group. Mr. Zhang received his bachelor’s degree in 1997.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuniu Corporation

By:	/s/ Anqiang Chen
Name:	Anqiang Chen
Title:	Financial Controller

Date: February 29, 2024